U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One)

[x]  Form 10-K  [ ]  Form 20-F [ ] Form 11-K  [ ]  Form 10-Q  [ ]  Form N-SAR

         For Period Ended:  October 31, 1996

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:____________________________________
_____________________________________________________________________________


 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_____________________________________________________________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________
_____________________________________________________________________________
_____________________________________________________________________________


Part I - Registrant Information

Full Name of Registrant: Detroit & Canada Tunnel Corporation
                         -----------------------------------
Former Name if Applicable:____________________________________________________

Address of Principal Executive Office (Street and Number):100 East Jefferson
                                                          ------------------
Avenue
------
        City, State and Zip Code: Detroit, Michigan  48226
                                  ------------------------

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q , or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                                              (Attach Extra Sheets if Needed)
        Please see attached sheet.


Part IV - Other Information

        (1) Name and telephone number of person to contact in regard to this notification:

        Cyril Moscow                 (313)                       256-7718
-------------------------------------------------------------------------
        (Name)                    (Area Code)          (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [x]  Yes       [   ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                [  ]  Yes      [x]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

                     DETROIT & CANADA TUNNEL CORPORATION
                 --------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 28, 1997                       By /s/  David C. Canavesio
     ----------------                          -----------------------
                                              Vice President - Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                  ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                     DETROIT & CANADA TUNNEL CORPORATION
                          ATTACHMENT TO FORM 12b-25



PART III - NARRATIVE


        Pursuant to the Agreement and Plan of Merger, dated as of November 14, 1996 (the "Merger Agreement"), by and among Detroit & Canada Tunnel Corporation (the "Company"), Hyde Park Tunnel Holdings L.L.C. ("Parent") and Jessica Acquisition Corp. ("Acquisition"), Acquisition will merge with and into the Company (the "Merger") and each outstanding share of the Company's common stock will be converted into the right to receive $54.00 in cash, as described in a Proxy Statement filed in definitive form with the Securities and Exchange Commission (the "Commission") on January 9, 1997.

        A Special Meeting of Shareholders of the Company will be held on February 7, 1997, at which the owner of approximately 64% of the outstanding Common Stock of the Company has agreed to vote all shares owned by him in favor of approval of the Merger Agreement. Accordingly, approval of the Merger Agreement is expected to occur on February 7, 1997.

        After the Merger, the Company intends to file Form 15 with the Commission, terminating its registration under the Securities Exchange Act of 1934. Therefore, the Form 10-K of the Company for fiscal year ending October 31, 1996 is not material to investors and could not be filed without unreasonable expense. If, for some reason, the Merger Agreement is terminated, the Company intends to file all reports then due. If the Merger Agreement is not terminated, the Form 10-K will not be filed.